UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Announces Third Quarter 2011 Results

Hertzliya Israel – January 10, 2012. Vuance Ltd. (VUNCF:PK), a leading provider of Wireless Identification Solutions, completed its unaudited condensed financial statements for the nine month period and quarter ending September 30, 2011. The Company has focused its R&D, sales and marketing efforts on its core competencies, which include Active RFID technology, PureRFid Suite and Wireless Identification solutions, while continuing to perform its multi-year contracts, including for the provision of national biometric ID and other multi-ID issuing and control systems.

Nine-month period ended September 30, 2011 and third Quarter 2011 Selected Unaudited Financial Results

Revenues for the nine month period ended September 30, 2011 increased 9% to $6.0 million compared to $5.5 million in the nine month period ended September 30, 2010. The increase compared to the nine month period ended September 30, 2010 was largely driven by an increase in revenues from the multi-ID division. Revenues for the third quarter ended September 30, 2011 decreased 15% to $1.9 million compared to $2.3 million in the third quarter of 2010. The decrease compared to the third quarter of 2010 was largely driven by a decrease in revenues from the multi-ID division.

Gross profit decreased 15% to $3.5 million for the nine month period ended September 30, 2011compared to $4.1 million for the nine month period ended September 30, 2010. Gross profit margin for the nine month period ended September 30, 2011 was 58% compared to 74% in the nine month period ended September 30, 2010. Gross profit decreased 29% to $1.2 million for the third quarter compared to $1.7 million for the third quarter of 2010. Gross profit margin for the third quarter was 62% compared to 74% in the third quarter of 2010. The decrease in gross profit margins was attributed to changes in the Company’s mix of revenues, in the multi-ID division.

Total operating expenses for the nine month period ended September 30, 2011 were $2.7 million, compared to $5.4 million for the nine month period ended September 30, 2010, a 50% decrease. Total operating expenses for the third quarter of 2011 were $1.2 million, compared to $2.1 million for the third quarter of 2010. The decrease compared to the third quarter of 2010 was mainly due to a decrease in commission expenses associated with the decreased revenues, and due to a 73% decrease in general and administrative expenses.

The Company reported an operating income for the nine month period ended September 30, 2011 of $0.8 million compared to an operating loss of $1.3 million in the nine month period ended September 30, 2010. The Company reported an operating income for the third quarter of $38,000 compared to an operating loss of $410,000 in the third quarter of 2010. The change from operating loss to operating income was largely driven by the decrease in operating expenses, as described above.

Net income for the nine month period ended September 30, 2011 was $16,000, or $0.00 basic and diluted income per share (based on a weighted average of 9.3 and 10.3 million shares, respectively) compared to a net loss of $2,027,000, or $0.35 basic and diluted loss per share (based on a weighted average of 5.8 million shares) in the nine month period ended September 30, 2010. Net loss for the third quarter was $230,000, or $0.02 basic and diluted loss per share (based on a weighted average of 9.8 million shares) compared to a net loss of $629,000, or $0.10 basic and diluted loss per share (based on a weighted average of 6.0 million shares) in the third quarter of 2010.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2011

	Sep-30		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	161	164	197
Restricted cash deposits	-	130	130
Trade receivables, net	891	769	752
Other accounts receivable and prepaid expenses	236	367	388
Inventories, net	301	227	197
Total current assets	1,589	1,657	1,664

SEVERANCE PAY FUND	208	257	234

PROPERTY AND EQUIPMENT, NET	94	122	110

Total assets	1,891	2,036	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2011

	Sep-30		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	101	-	-
Trade payables	1,918	1,111	973
Employees and payroll accruals	106	148	151
Advances from customers	628	504	1,010
Accrued expenses and other liabilities	1,417	2,953	2,244
Convertible bonds	2,967	2,574	122
Short-term loan and others	1,960	1,684	-
Total current liabilities	9,097	8,974	4,500

LONG-TERM LIABILITIES:
Convertible bonds	-	444	2,866
Long-term loan and others	-	424	2,259
Accrued severance pay	227	275	254
Total long-term liabilities	227	1,143	5,379

SHAREHOLDERS' DEFICIT:
Ordinary shares	192	113	113
Additional paid-in capital	41,703	41,212	41,360
Accumulated deficit	(49,328)	(49,406)	(49,344)
Total shareholders' deficit	(7,433)	(8,081)	(7,871)

Total liabilities and shareholders' deficit	1,891	2,036	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		Dec-31
	2011	2010	2011	2010	2010
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	5,980	5,506	1,942	2,291	7,389
COST OF REVENUES	2,506	1,441	735	588	2,057

GROSS PROFIT	3,474	4,065	1,207	1,703	5,332

OPERATING EXPENSES:
Research and development	372	308	92	92	386
Selling and marketing	2,621	3,409	907	1,393	4,405
General and administrative	621	1,684	170	628	1,985
Other income	(922)	-	-	-	(396)
Total operating expenses	2,692	5,401	1,169	2,113	6,380

OPERATING (LOSS) INCOME	782	(1,336)	38	(410)	(1,048)

FINANCIAL EXPENSES , NET	(743)	(479)	(259)	(198)	(678)

INCOME (LOSS) BEFORE INCOME TAX	39	(1,815)	(221)	(608)	(1,726)

INCOME TAX	(23)	(37)	(9)	(13)	(50)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	16	(1,852)	(230)	(621)	(1,776)
LOSS FROM DISCONTINUED OPERATIONS	-	(175)	-	(8)	(189)

NET INCOME (LOSS) FOR THE PERIOD	16	(2,027)	(230)	(629)	(1,965)

INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	0.00	(0.32)	(0.02)	(0.10)	(0.29)
Diluted	0.00	(0.32)	(0.02)	(0.10)	(0.29)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	-	(0.03)	-	(0.00)	(0.03)
Diluted	-	(0.03)	-	(0.00)	(0.03)

NET INCOME (LOSS) PER SHARE:
Basic	0.00	(0.35)	(0.02)	(0.10)	(0.32)
Diluted	0.00	(0.35)	(0.02)	(0.10)	(0.32)

Weighted average number of ordinary shares used in computing basic income (loss) per share	9,280,432	5,827,398	9,807,753	6,030,046	6,177,862

Weighted average number of ordinary shares used in computing diluted income (loss) per share	10,311,720	5,827,398	9,807,753	6,030,046	6,177,862

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd.
(formerly, SuperCom Ltd.)
By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chairman of the Board of Directors

Date: January 10, 2012